Delisting Determination, The Nasdaq Stock Market, LLC, July 27, 2023, Tattooed Chef, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the Class A common stock of Tattooed Chef, Inc. (the Company), effective at the opening of the trading session on August
7, 2023. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), and IM-5101-1. The Company was notified of the Staff determination on July 3, 2023. The Company did not appeal the Staff determination to the Hearings Panel. The Company securities were suspended on July 12, 2023. The Staff determination to delist the Company securities became final on July 12, 2023.